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                                                                 Exhibit (a)(4)
                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                           EFFICIENT NETWORKS, INC.

                                      at

                         $23.50 Net Per Share in Cash

                                      by

                           MEMPHIS ACQUISITION INC.

                         a wholly owned subsidiary of

                              SIEMENS CORPORATION

                    an indirect wholly owned subsidiary of

                          SIEMENS AKTIENGESELLSCHAFT


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON THURSDAY, MARCH 29, 2001, UNLESS THE OFFER IS EXTENDED


                                                                  March 2, 2001

To Brokers, Dealers, Commercial Banks,
 Trust Companies and Other Nominees:

   We have been appointed by MEMPHIS ACQUISITION INC., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SIEMENS CORPORATION, a Delaware corporation ("Siemens Corp.") and an indirect wholly owned subsidiary of SIEMENS AKTIENGESELLSCHAFT, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to act as Dealer Manager in connection with Purchaser's offer to purchase all the issued and outstanding shares of common stock, par value $0.001 per share ("Shares"), of EFFICIENT NETWORKS, INC., a Delaware corporation (the "Company"), for $23.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Purchaser's Offer to Purchase dated March 2, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

   The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by Siemens AG and its direct and indirect wholly owned subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants, or rights, excluding, however, any securities not convertible or exercisable on or prior to July 31, 2001 or which have an effective conversion or exercise price in excess of $23.50 per Share immediately prior to the expiration of the Offer) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Act Against Restraints of Competition of the Federal Republic of Germany or any other applicable foreign antitrust law, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to
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Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section
14. Certain Conditions of the Offer" of the Offer to Purchase, which set forth in full the conditions to the Offer.

   For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1. Offer to Purchase dated March 2, 2001;

  2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

  3. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Mellon Investor Services LLC (the "Depositary") prior to the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed prior to the Expiration Date;

  4. A letter to stockholders of the Company from Bruce W. Brown, Chief Executive Officer of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company;

  5. A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

  6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

  7. Return envelope addressed to the Depositary.

   We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Thursday, March 29, 2001, unless the Offer is extended.

   In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of
(i) certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

   If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

   Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Purchaser will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

   Any inquiries you may have with respect to the Offer should be addressed to Goldman, Sachs & Co. or Georgeson Shareholder Communications Inc. (the "Information Agent") at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

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   Additional copies of the enclosed material may be obtained from the
Information Agent, at the address and telephone number set forth on the back cover page of the Offer to Purchase.

                                          Very truly yours,

                                          Goldman, Sachs & Co.

   Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Siemens AG, Siemens Corp., Purchaser, the Company, the Dealer Manager, the Information Agent or the Depositary, or of any affiliate of any of the foregoing, or authorize you or any other person to use any document or to make any statement on behalf of any of the foregoing in connection with the Offer other than the enclosed documents and the statements contained therein.

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